                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           WASHINGTON ENERGY COMPANY
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $5.00 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    93881510
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Donald E. Gaines
                                   Treasurer
                       Puget Sound Power & Light Company
                            411 - 108th Avenue N.E.
                        Bellevue, Washington  98004-5515
                                 (206) 454-6363
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                October 18, 1995
--------------------------------------------------------------------------------
                      (Date of Event Which Requires Filing
                               of This Statement)

                                    Copy to:

                               Stephen A. McKeon
                                  Perkins Coie
                         1201 Third Avenue, 40th Floor
                           Seattle, Washington  98101
                                (206) 583-8888


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. / /

Check the following box if a fee is being paid with this statement. / X /

(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


                               Page 1 of 14 pages.

                                  SCHEDULE 13D

--------------------------------             -----------------------------------
  CUSIP No. 93881510                           Page  2  of  14  Pages
--------------------------------             -----------------------------------
--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       PUGET SOUND POWER & LIGHT COMPANY
       I.R.S. IDENTIFICATION NO. 91-6374630
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)   / /
                                                                  (b)   / /
--------------------------------------------------------------------------------
   3   SEC USE ONLY

--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS

       WC; OO
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   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED TO ITEMS 2(d)
       or 2(e)                                                          / /

       N/A
--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION
       STATE OF WASHINGTON
--------------------------------------------------------------------------------
                         7   SOLE VOTING POWER

                             4,789,960*
                      ---------------------------------------------------------
 NUMBER OF SHARES        8   SHARED VOTING POWER
   BENEFICIALLY
  OWNED BY EACH                  0
 REPORTING PERSON     ---------------------------------------------------------
       WITH              9   SOLE DISPOSITIVE POWER

                             4,789,960*
                      ---------------------------------------------------------
                        10   SHARED DISPOSITIVE POWER

                                 0
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       4,789,960*
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES                                                          / /

       N/A
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       16.6%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON

       CO
--------------------------------------------------------------------------------

*Beneficial ownership disclaimed. See Item 5 below.

ITEM 1.  SECURITY AND ISSUER.

         This statement relates to the common stock, par value $5.00 per share (the "Company Common Stock"), of Washington Energy Company, a Washington corporation (the "Company" or "WECo"). The principal executive offices of the Company are located at 815 Mercer Street, Seattle, Washington 98109.

ITEM 2.  IDENTITY AND BACKGROUND.
     (a)-(c) and (f)    This statement is being filed by Puget Sound Power &
Light Company, a Washington corporation ("Puget").

         The principal executive offices of Puget are located at 411 - 108th Avenue N.E., Bellevue, Washington 98004-5515.

         Puget is predominantly an operating public utility engaged in the generation, transmission and distribution of electricity throughout a 4,500-square-mile service area, principally in the Puget Sound region of Washington State.

         As to each of Puget's executive officers and directors, the name, business or residence address and present principal occupation or employment, and the name and principal address of any corporation or other organization in which such employment is conducted, are set forth on Schedule I hereto, which is incorporated herein by reference. Each of such persons is a citizen of the United States.

         (d) During the last five years, neither Puget nor, to the best of Puget's knowledge, any of the individuals named in Schedule I hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, neither Puget nor, to the best of Puget's knowledge, any of the individuals named in Schedule I hereto has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Concurrently with entering into the Merger Agreement (as defined in Item 4 below), Puget was granted the Option (as defined in Item 4 below). None of the triggering events permitting exercise of the Option have occurred as of the date of this Schedule 13D. In the event that the Option becomes exercisable and Puget wishes to purchase for cash the Company Common Stock subject thereto, Puget will fund the exercise price from working capital or through other sources, which could include borrowings.

ITEM 4.  PURPOSE OF TRANSACTION.

         Puget, the Company and Washington Natural Gas, a Washington corporation and wholly owned subsidiary of the Company ("WNG"), have entered into an Agreement and Plan of Merger, dated as of October 18, 1995 (the "Merger Agreement"), which provides for a strategic business combination involving Puget, the Company and WNG in a "merger-of-equals" transaction (the "Merger"). The Merger, which was unanimously approved by the Boards of Directors of the constituent companies, is expected to close shortly after all the conditions to consummation of the Merger, including obtaining applicable regulatory approvals, are met or waived. The regulatory approval process is expected to be completed within 12 months.

         The Merger Agreement is incorporated herein by reference to Exhibit 2.1 to Puget's Current Report on Form 8-K dated October 18, 1995 (the "Puget 8-K"), as filed with the Securities and Exchange Commission (the "SEC") on October 23, 1995. The description of the Merger Agreement set forth herein does not purport to be complete and is qualified in its entirety by the provisions of the Merger Agreement.

         At the time of effectiveness of the Merger (the "Effective Time"), each of WECo and WNG will be merged with and into Puget, with Puget being the surviving corporation (after the Effective Time, the "Surviving Corporation"). As a result of the Merger, each outstanding share of Company Common Stock will be converted into the right to receive .860 share of Common Stock, stated value $10.00 per share, of the Surviving Corporation ("New Common Stock"), which will include the associated purchase rights under the Rights Agreement, dated as of January 15, 1991, between Puget and The Bank of New York (as successor to The Chase Manhattan Bank, N.A.), as amended. Each outstanding share of a series of Preferred Stock, par value $25.00 per share, of WNG ("WNG Preferred Stock") will be converted into the right to receive one share of a series of Preferred Stock, par value $25.00 per share, of the Surviving Corporation ("New Preferred Stock") having substantially the same rights and preferences as the WNG Preferred Stock that is so converted. Pursuant to the Merger Agreement, if, at the shareholders meetings called in connection with the Merger, the required approval of the holders of the Company Common Stock and of the holders of the Common Stock, stated value $10.00 per share, of Puget ("Puget Common Stock") is obtained, but the approval of the holders of the WNG Preferred Stock is not obtained, then at the Effective Time, only WECo will be merged with and into Puget (the "Alternate Merger"; as used herein, the term "Merger" shall refer to the merger of WECo and WNG with and into Puget as set forth above or the Alternate Merger, as applicable). If the Alternate Merger is effected, WNG will become a subsidiary of the Surviving Corporation after the Merger and the WNG Preferred Stock will remain outstanding and will not be converted as described above. Prior to the Effective Time, WECo and Puget will jointly select a new name for the Surviving Corporation.

         It is expected that the Surviving Corporation will follow the dividend policy currently followed by Puget. Puget currently pays a dividend of $1.84 annually per share of Puget Common Stock, and WECo currently pays a dividend of $1.00 annually per share of Company Common Stock.

         The Merger Agreement contains certain covenants of the parties pending the consummation of the Merger. Generally, the parties must carry on their businesses in the ordinary course consistent with past practice, may not increase dividends on their common stock, and, subject to limited exceptions, may not issue any capital stock. The Merger Agreement also requires consent from both Puget and WECo for either to make, among other things, certain charter and bylaw amendments; capital expenditures, acquisitions, dispositions or incurrence of indebtedness above specified levels; certain increases in employee compensation and benefits; and certain affiliate transactions. (See Article VI of the Merger Agreement.)

         The Merger is subject to the receipt of the approval of the holders of two-thirds of the outstanding shares of Company Common Stock and Puget Common Stock and two-thirds of the outstanding shares of both series of WNG Preferred Stock (each voting separately as a class). The Merger is also subject to customary closing conditions, including, without limitation, the receipt of all necessary governmental approvals and the making of all necessary governmental filings, including the approval of the Washington Utilities and Transportation Commission, and the filing of the requisite notification with the Federal Trade Commission and the Department of Justice under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the expiration of the applicable waiting periods thereunder. The Merger is also subject to receipt of assurances from the Internal Revenue Service or opinions of counsel that the Merger will qualify as a tax-free reorganization, and assurances from the parties' independent accountants that the Merger will qualify as a pooling of interests for accounting purposes. In addition, the Merger is conditioned upon the effectiveness of a registration statement to be filed with the SEC with respect to the New Common Stock and the New Preferred Stock issuable in the Merger and the approval for listing of such shares on the New York Stock Exchange. (See
Article VIII of the Merger Agreement.) Shareholders meetings to vote upon the Merger are expected to be held in early 1996.

         After the Effective Time, the corporate headquarters and principal executive offices of the Surviving Corporation will be located in Bellevue, Washington. The Merger Agreement provides that the Surviving Corporation's Board of Directors, which will be divided into three classes, will consist of up to 15 directors, two-thirds of whom will be designated by Puget and one-third of whom will be designated by WECo. Mr. Richard R. Sonstelie, the current President and Chief Executive Officer of Puget, will serve as Chairman of the Board and Chief Executive Officer of the Surviving Corporation after the Merger, and Mr. William P. Vititoe, the current Chairman of the Board, Chief Executive Officer and President of WECo and WNG, will serve as President and Chief Operating Officer of the Surviving Corporation after the Merger. Mr. William S. Weaver, the current Executive Vice President and Chief Financial Officer of Puget, will serve as Vice Chairman of the Surviving Corporation after the Merger, and Mr. James P. Torgerson, the current Executive Vice President, Chief Administrative Officer and Chief Financial Officer of WECo and WNG, will serve as Chief Financial Officer of the Surviving Corporation after the Merger.

         The Merger Agreement may be terminated under certain circumstances, including (i) by mutual consent of the parties; (ii) by any party if the Merger is not consummated by December 31, 1996 (provided, however, that such termination date shall be extended to March 31, 1997 if all conditions to closing the Merger, other than the receipt of certain consents and/or statutory approvals by any of the parties, have been satisfied by December 31, 1996);
(iii) by any party if WECo's common shareholders vote against the Merger or Puget's common shareholders vote against the Merger or certain other matters relating thereto or if any state or federal law or court order prohibits the Merger; (iv) by a nonbreaching party if there exist breaches of any representations or warranties contained in the Merger Agreement as of the date thereof, which breaches, individually or in the aggregate, would result in a material adverse effect on the breaching party and which are not cured within 20 days after notice; (v) by a nonbreaching party if there occur material breaches of any covenant or agreement that are not cured within 20 days after notice;
(vi) by either party if the Board of Directors of the other party shall withdraw or adversely modify its recommendation of the Merger or shall approve any competing transaction; or (vii) by either party, under certain circumstances, as a result of a third-party tender offer or business combination proposal which such party, pursuant to its directors' fiduciary duties, is, in the opinion of such party's counsel and after the other party has first been given an opportunity to make concessions and adjustments in the terms of the Merger Agreement, required to accept.

         The Merger Agreement provides that if a breach described in clause (iv) or (v) of the previous paragraph occurs, then, if such breach is not willful, the nonbreaching party will be entitled to reimbursement of its out-of-pocket expenses, not to exceed $7 million. In the event of a willful breach, the nonbreaching party will be entitled to its out-of-pocket expenses (which shall not be limited to $7 million) and any remedies it may have at law or in equity, provided that if, at the time of the breaching party's willful breach, there shall have been a third-party tender offer or business combination proposal which shall not have been rejected by the breaching party and withdrawn by the third party, and within two and one half years of any termination by the nonbreaching party, the breaching party accepts an offer to consummate or consummates a business combination with such third party, then such breaching party, upon the signing of a definitive agreement relating to such a business combination, or, if no such agreement is signed, then at the closing of such business combination, will pay to the nonbreaching party an additional fee equal to $15 million. The Merger Agreement also requires reimbursement of out-of-pocket expenses (which shall not be limited to $7 million) by one party (the "Payor") to the other in certain circumstances, if (i) the Merger Agreement is terminated (x) as a result of the acceptance by the Payor of a third-party tender offer or business combination proposal or if the Board of Directors of the Payor shall withdraw or adversely modify its recommendation of the Merger or shall approve any competing transaction, (y) following the Payor's failure to obtain the requisite shareholder approval to the Merger, or (z) as a result of the Payor's material failure to convene a shareholders meeting, distribute proxy materials and, subject to its Board of Directors' fiduciary duties, recommend the Merger to its shareholders and (ii) at the time of such termination or prior to the meeting of such party's shareholders there shall have been a third-party tender offer or business combination proposal. In addition, the Merger Agreement requires the Payor to pay a termination fee of $15 million if within two and one-half years of any such termination described in the preceding sentence, the Payor accepts an offer to consummate or consummates a business combination with such third party. Such termination fee shall be paid upon the signing of a definitive agreement between the Payor and the third party or, if no such agreement is signed, then at the closing of such third-party business combination. The termination fees payable by WECo or Puget under these provisions and the aggregate amount that could by payable by WECo or Puget upon a required purchase of the options granted pursuant to the Stock Option Agreements (as defined below) may not exceed $20 million in the aggregate (including reimbursement for fees and expenses payable pursuant to these provisions). (See Article IX of the Merger Agreement.)

         Concurrently with entering into the Merger Agreement, WECo and Puget entered into reciprocal stock option agreements each granting the other, for no additional consideration, an irrevocable option to purchase under certain circumstances up to that number of shares of common stock of the other company which equals 19.9% of the number of shares of common stock of the other company outstanding on October 18, 1995 (the "Stock Option Agreements"). Specifically, under the Washington Energy Company Stock Option Agreement (the "WECo Stock Option Agreement"), WECo granted Puget an irrevocable option to purchase (the "Option") up to 4,789,960 shares (subject to adjustment for changes in capitalization) of Company Common Stock at an exercise price of $20.00 per share under certain circumstances if the Merger Agreement becomes terminable by Puget as a result of WECo's breach or as a result of WECo's becoming the subject of a third-party proposal for a business combination. The exercise price is payable, at Puget's election, in cash or shares of Puget Common Stock. If the Option becomes exercisable, Puget may request the Company to repurchase from Puget all or any portion of the Option (or, if the Option is exercised, to repurchase from Puget all or any portion of the acquired shares of Company Common Stock) at the price specified in the WECo Stock Option Agreement.

         Each party to the Stock Option Agreements agreed to vote, prior to October 18, 2000, any shares of the capital stock of the other party acquired pursuant to the Stock Option Agreements or otherwise beneficially owned by such party on each matter submitted to a vote of shareholders of such other party for and against such matter in the same proportion as the vote of all other shareholders of such other party is voted for and against such matter.

         The Stock Option Agreements provide that, prior to October 18, 2000, neither party may sell, assign, pledge or otherwise dispose of or transfer the shares it acquires pursuant to the Stock Option Agreements (collectively, the "Restricted Shares") except as specifically provided for in the Stock Option Agreements. In addition to the repurchase rights mentioned above, subsequent to the termination of the Merger Agreement, the parties have the right to have the Restricted Shares of the other party registered under the Securities Act of 1933, as amended, for sale in a public offering, unless the issuer of the Restricted Shares elects to repurchase them at their then market value. The Stock Option Agreements also provide that, following the termination of the Merger Agreement, either party may sell any Restricted Shares pursuant to a tender or exchange offer approved or recommended, or otherwise determined to be fair and in the best interests of such other party's shareholders, by a majority of the Board of Directors of such other party.

         The Stock Option Agreements are incorporated herein by reference to Exhibits 2.2 and 2.3 of the Puget 8-K. The description of the Stock Option Agreements set forth herein does not purport to be complete and is qualified in its entirety by the provisions of the Stock Option Agreements.

         Pursuant to a Letter Agreement dated August 1, 1995 between Puget and the Company (the "Confidentiality Agreement"), for a period commencing on August 1, 1995 and ending August 1, 1997, the parties have agreed (other than as contemplated in the Merger Agreement or Stock Option Agreements) not to (i) acquire, offer to acquire or agree to acquire any voting securities or rights to acquire voting securities of the other party or any subsidiary thereof or any substantial portion of the other party's assets; (ii) make or participate in a solicitation of proxies for the other party; (iii) form, join or participate in a "group" with respect to the vesting securities of the other party; (iv) seek or propose to influence or control the management or policies of the other party; or (v) advise, assist or encourage any third party with respect to any of the foregoing. Such restrictions will terminate if any third party (i) acquires or proposes to acquire more than 15% of the voting securities of either party,
(ii) makes or publicly announces a solicitation of proxies for either party, or
(iii) publicly announces any other arrangement with respect to a business combination with either party. The Confidentiality Agreement is filed as
Exhibit 2.4 to this Schedule 13D and is incorporated herein by reference. The description of the Confidentiality Agreement set forth herein does not purport to be complete and is qualified in its entirety by the provisions of the Confidentiality Agreement.

         Except as set forth in this Item 4, the Merger Agreement or the WECo Stock Option Agreement, neither Puget nor, to the best of Puget's knowledge, any of the individuals named in Schedule I hereto has any plans or proposals which relate to or which would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a)-(b) By reason of its execution of the WECo Stock Option Agreement, pursuant to Rule 13d-3(d)(1)(i) promulgated under the Securities Exchange Act of 1934, as amended, Puget may be deemed to have sole voting and dispositive power with respect to the Company Common Stock subject to the Option and, accordingly, may be deemed to beneficially own 4,789,960 shares of Company Common Stock, or approximately 16.6% of the Company Common Stock outstanding on October 18, 1995, assuming exercise of the Option. However, Puget expressly disclaims any beneficial ownership of the 4,789,960 shares of Company Common Stock obtainable by Puget upon exercise of the Option, because the Option is exercisable only in the circumstances set forth in Item 4, none of which has occurred as of the date hereof. Furthermore, even if events did occur which rendered the Option exercisable, Puget believes it would be a practical impossibility to obtain the regulatory approvals necessary to acquire shares of Company Common Stock pursuant to the Option within 60 days.

         Except as set forth above, neither Puget nor, to the best of Puget's knowledge, any of the individuals named in Schedule I hereto owns any Company Common Stock.

         (c) Except as set forth above, neither Puget nor, to the best of Puget's knowledge, any of the individuals named in Schedule I hereto has effected any transaction in the Company Common Stock during the past 60 days.

         (d) So long as Puget has not purchased the Company Common Stock subject to the Option, Puget does not have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Company Common Stock.

         (e)     Inapplicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
             RESPECT TO SECURITIES OF THE ISSUER.

         The Merger Agreement contains customary restrictions on the conduct of the Company's business pending the Merger, including certain customary restrictions relating to the Company Common Stock. Except as provided in the Merger Agreement, the Stock Option Agreements or the Confidentiality
Agreement, or as set forth herein, neither Puget nor, to the best of Puget's knowledge, any of the individuals named in Schedule I hereto has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including, but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         The following exhibits are incorporated by reference to the Puget 8-K:

         2.1 Agreement and Plan of Merger, dated as of October 18, 1995, by and among Puget Sound Power & Light Company, Washington Energy Company and Washington Natural Gas. (Exhibit 2.1 to the Puget 8-K.)

         2.2 Puget Stock Option Agreement, dated as of October 18, 1995, between Puget Sound Power & Light Company and Washington Energy Company. (Exhibit 2.2 to the Puget 8-K.)

         2.3 WECo Stock Option Agreement, dated as of October 18, 1995, between Washington Energy Company and Puget Sound Power & Light Company. (Exhibit 2.3 to the Puget 8-K.)

         99.1 Press Release, dated October 18, 1995, of Puget Sound Power & Light Company and Washington Energy Company. (Exhibit 99.1 to the Puget 8-K.)

         The following exhibit is filed herewith:

         2.4 Letter Agreement, dated August 1, 1995, between Puget Sound Power & Light Company and Washington Energy Company.

                                   SIGNATURE

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

         Dated:  October 27, 1995

                                           PUGET SOUND POWER & LIGHT COMPANY


                                           By: /s/  William S. Weaver
                                               -----------------------------
                                                  Its Executive Vice President
                                                  and Chief Financial Officer

                                   SCHEDULE I

                        DIRECTORS AND EXECUTIVE OFFICERS
                      OF PUGET SOUND POWER & LIGHT COMPANY

         The name, business or residence address and present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of Puget Sound Power & Light Company, a Washington corporation ("Puget"), is set forth below. If no business address is given, the director's or officer's address is Puget Sound Power & Light Company, 411 - 108th Avenue N.E., Bellevue, Washington 98004-5515. Unless otherwise indicated, each occupation set forth opposite an executive officer's name refers to employment with Puget.

                                              PRESENT PRINCIPAL OCCUPATION
NAME                                           OR EMPLOYMENT AND ADDRESS
---------------------------------   --------------------------------------------
Directors:
Douglas P. Beighle                  Senior Vice President
                                    The Boeing Company
                                    P.O. Box 3707, M/S 10-22
                                    Seattle, WA  98124

Charles W. Bingham                  Retired Executive Vice President
                                    The Weyerhaeuser Company
                                    733 Chinook Drive
                                    Fox Island, WA  98333

Phyllis J. Campbell                 President and Chief Executive Officer
                                    U.S. Bank of Washington
                                    1420 - 5th Avenue, 21st Floor
                                    Seattle, WA  98101

John D. Durbin                      Former President and Chief Executive Officer
                                    Hostar International Inc.
                                    4204 Hunts Point Road
                                    Bellevue, WA  98004

John W. Ellis                       Chairman and Chief Executive Officer
                                    The Baseball Club of Seattle
                                    P.O. Box 4100
                                    Seattle, WA 98104

Daniel J. Evans                     Daniel J. Evans Associates
                                    1111 Third Avenue, Suite 3400
                                    Seattle, WA 98101

Nancy L. Jacob                      Chairman and Chief Executive Officer
                                    CTC Consulting, Inc.
                                    4380 S.W. Macadam Avenue
                                    Suite 450 - River Forum
                                    Portland, OR  97201

Richard R. Sonstelie                President and Chief Executive Officer

William S. Weaver                   Executive Vice President and Chief Financial
                                      Officer

R. Kirk Wilson                      President and Chief Executive Officer
                                    Thrifty Foods, Inc.
                                    P.O. Box 265
                                    Burlington, WA  98233

Non-Director Executive
Officers:

Gary B. Swofford                    Senior Vice President Customer Operations

Sheila M. Vortman                   Senior Vice President Corporate and Regulatory
                                      Relations

Ronald G. Bailey                    Vice President Power Systems

James W. Eldredge                   Corporate Secretary and Controller

Gerald N. Ferencz                   Vice President Divisions

Donald E. Gaines                    Treasurer

Jerry L. Henry                      Vice President Engineering and Operation
                                      Services

Richard Lauckhart                   Vice President Power Planning

                       PUGET SOUND POWER & LIGHT COMPANY
                                  SCHEDULE 13D
                                 EXHIBIT INDEX

EXHIBIT
NUMBER      EXHIBIT                                                                      PAGE
-------     -------                                                                      ----
  2.1       Agreement and Plan of Merger, dated as of October 18, 1995, by and among Puget Sound Power & Light Company, Washington Energy Company
            and Washington Natural Gas (Incorporated by reference to Exhibit 2.1 to the Puget 8-K.).......................................................

  2.2       Puget Stock Option Agreement, dated as of October 18, 1995, between
            Puget Sound Power & Light Company and Washington Energy Company.
            (Incorporated by reference to Exhibit 2.2 to the Puget 8-K.).............

  2.3       WECo Stock Option Agreement, dated as of October 18, 1995, between
            Washington Energy Company and Puget Sound Power & Light Company.
            (Incorporated by reference to Exhibit 2.3 to the Puget 8-K.).............

  2.4       Letter Agreement, dated August 1, 1995, between Puget Sound Power &
            Light Company and Washington Energy Company.  (Filed herewith.)..........

 99.1       Press Release, dated October 18, 1995, of Puget Sound Power & Light
            Company and Washington Energy Company.  (Incorporated by reference to Exhibit 99.1 to the Puget 8-K.).......................................